Exhibit 99.1

News Release

For Immediate Release

Stantec announces first quarter results

EDMONTON AB (May 1, 2008) TSX:STN;NYSE:SXC

•
In the first quarter of 2008 Stantec’s gross revenue increased 34.9% to C$291.8 million compared to C$216.3 million in the first quarter of 2007. Net revenue increased 32.6% to C$254.9 million from C$192.3 million, and net income increased 9.7% to C$16.9 million compared to C$15.4 million. Diluted earnings per share were up 12.1% to C$0.37 in the first quarter of 2008 from C$0.33 in the first quarter of 2007.

•
Stantec completed four acquisitions in the first quarter. In January, Stantec added The Zande Companies, a civil and environmental engineering firm with approximately 285 employees located principally in Ohio. Also in January, Stantec acquired Rochester Signal, a firm specializing in railway signal systems with approximately 25 people between its two offices in Rochester, New York, and Pittsburgh, Pennsylvania. In February, Secor International, a leading provider of environmental consulting and engineering services to the private sector and one of the largest providers of downstream marketing remedial services to the US energy industry, joined Stantec, adding over 700 employees and 40 offices principally in the United States. In March, Stantec acquired RHL Design Group, a Petaluma, California-based firm with over 170 employees and several offices in the western United States. RHL is a recognized leader in providing full program implementation and comprehensive design services for commercial clients with regional or national multilocation facilities.

•
Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) and Edgar (www.sec.gov) on May 1, 2008, and are available to download from the Investors section on www.stantec.com. You may also contact Stantec for a copy of the documents.

“Our performance in the first quarter of 2008 is continuing validation of the strength of our business model and our ability to execute in a challenging business environment,” says Tony Franceschini, Stantec President & CEO. “Decreased demand for services in our Urban Land practice area was offset by increased demand in our Environment and Industrial practice areas.”

Projects Stantec worked on during the quarter illustrate the growing diversity of the firm’s service capabilities. In Jefferson County, Kentucky, Stantec is serving as the lead geotechnical engineer for the development of over 83 bridges and 38 retaining walls for the Louisville-Southern Indiana Ohio River Bridges Project, one of the largest transportation projects currently under way in the United States. In Columbus, Ohio, the firm is working on the detailed design of a renovation and upgrade of the existing support facilities at the Columbus Southerly Wastewater Treatment Plant. The improvements will address vital operations and maintenance needs. In Calgary, Alberta, the Company is the prime consultant on a fast-track project with the University of Calgary for the development of a 12-megawatt cogeneration facility. In addition, Stantec is providing detailed design and environmental assessment services for the rehabilitation of Highway 21 in Huron County, Ontario, for the Ministry of Transportation of Ontario. The project entails engineering surveys, pavement investigations and design, foundation investigations, bridge structure rehabilitations, highway rehabilitation design, highway signing and pavement marking design, and drainage improvements.

“Our employees have been able to successfully lever the increasing size and scope of Stantec,” says Franceschini. “This has occurred while we continue to integrate newly acquired companies and meet the challenges of changing market conditions through effective work sharing across offices.”

Stantec’s Annual Meeting of Shareholders will be held on May 1, 2008, at 11:00 AM MDT (1:00 PM EDT) at the University of Alberta’s Enterprise Square in Edmonton, Alberta, 10230 – Jasper Avenue. The First Quarter Conference Call, being held today at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section at www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-866-322-2356 and provide the confirmation code 2735427 to the first available operator.

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 9,000 employees operating out of more than 125 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements." Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288
One Team. Infinite Solutions.

- Income Statement and Balance Sheet attached -

Consolidated Balance Sheets
(Unaudited)
	March 31	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

ASSETS (note 4)
Current
Cash and cash equivalents	3,671	14,175
Cash held in escrow (note 2)	6,701	-
Accounts receivable, net of allowance for doubtful accounts of
$13,111 in 2008 ($10,508 – 2007)	248,745	206,063
Costs and estimated earnings in excess of billings	94,092	65,064
Income taxes recoverable	8,795	5,019
Prepaid expenses	7,974	6,617
Future income tax assets	13,987	13,308
Other assets (note 3)	15,042	13,002

Total current assets	399,007	323,248
Property and equipment	97,515	88,156
Goodwill	417,119	332,922
Intangible assets	43,037	32,288
Future income tax assets	13,687	12,074
Other assets (note 3)	25,961	24,873

Total assets	996,326	813,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	2,415	-
Accounts payable and accrued liabilities	127,742	155,020
Billings in excess of costs and estimated earnings	38,483	34,423
Income taxes payable	-	9,955
Current portion of long-term debt (note 4)	35,410	21,549
Future income tax liabilities	14,459	11,750

Total current liabilities	218,509	232,697
Long-term debt (note 4)	236,614	74,539
Future income tax liabilities	27,639	20,718
Other liabilities (note 5)	44,120	42,909

Total liabilities	526,882	370,863

Shareholders' equity
Share capital	219,240	218,790
Contributed surplus	6,795	6,266
Deferred stock compensation	-	(110)
Retained earnings	300,795	286,780
Accumulated other comprehensive income (note 10)	(57,386)	(69,028)

Total shareholders' equity	469,444	442,698

Total liabilities and shareholders' equity	996,326	813,561
See accompanying notes

STANTEC INC. (UNAUDITED)
F-1

Consolidated Statements of Income
(Unaudited)
	For the quarter ended
	March 31
	2008	2007
(In thousands of Canadian dollars, except shares outstanding and per share amounts)	$	$

INCOME
Gross revenue	291,803	216,311
Less subconsultant and other direct expenses	36,944	23,964

Net revenue	254,859	192,347
Direct payroll costs	114,607	83,007

Gross margin	140,252	109,340
Administrative and marketing expenses (notes 7 and 13)	106,969	81,675
Depreciation of property and equipment	5,367	4,088
Amortization of intangible assets	2,666	939
Net interest (income) expense (note 4)	1,502	(107)
Share of (income) loss from associated companies	106	(69)
Foreign exchange gains	(359)	(178)
Other income (note 3)	(230)	(278)

Income before income taxes	24,231	23,270

Income taxes
Current	3,999	7,467
Future	3,295	375

Total income taxes	7,294	7,842

Net income for the period	16,937	15,428

Weighted average number of shares outstanding – basic	45,651,391	45,481,764

Weighted average number of shares outstanding – diluted	46,231,241	46,125,051

Shares outstanding, end of the period	45,650,457	45,534,408

Earnings per share (note 7)
Basic	0.37	0.34

Diluted	0.37	0.33
See accompanying notes

STANTEC INC. (UNAUDITED)
F-2